SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))

                      WEST PUTNAM HOUSING INVESTORS II LLC
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                                 GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             ABBE L. DIENSTAG, ESQ.
                       KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

               $7,106,951                               $1,421.39
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 451,235 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $15.75 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   Not applicable   Filing Party: Not applicable
      Form or Registration No.: Not applicable   Date Filed: Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

            This Tender Offer Statement on Schedule TO relates to the tender offer by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 45.84% of the outstanding units of limited partnership interest (Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a price of $15.75 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the "Offer").

      ITEM 1. SUMMARY TERM SHEET.

            The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

      ITEM 2. SUBJECT COMPANY INFORMATION.

            (a) The name of the subject company is Secured Income L.P., a Delaware limited partnership. The Partnership's principal executive offices are located at c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830, and its telephone number at that address is (203) 869-0900.

            (b) The class of securities to which this statement relates is up to 451,235 Units, representing approximately 45.84% of the outstanding units of limited partnership interest in the Partnership, of which 984,369 Units were outstanding as of June 26, 2000. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth in "THE OFFER -- Section 13. Background of the Offer; Trading History of Units" of the Offer to Purchase is incorporated herein by reference.

      ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) This Tender Offer Statement is filed by the Purchaser. The information set forth in "THE OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase and on SCHEDULE I thereto is incorporated herein by reference.

            (b) The information set forth in "THE OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase and on
      SCHEDULE I thereto is incorporated herein by reference.

            (c) The information set forth in "THE OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase and on
      SCHEDULE I thereto is incorporated herein by reference. During the last five years, none of the Purchaser or, to the best knowledge of the Purchaser , any of the persons listed on SCHEDULE I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each person listed on SCHEDULE I to the Offer to Purchase is a citizen of the United States.

      ITEM 4. TERMS OF THE TRANSACTION.

            The information set forth in the Offer to Purchase is incorporated herein by reference.

      ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (a) The information set forth in "THE OFFER -- Section 10. Conflicts of Interest and Transactions with Affiliates; Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference. Except as set forth in "THE OFFER -- Section 10. Conflicts of Interest and Transactions with Affiliates; Transactions with Affiliates" of the Offer to Purchase, during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between the Purchaser or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase on the one hand, and the Partnership or any of its affiliates on the other hand.

            (b) The information set forth in "THE OFFER -- Section 13. BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase is incorporated herein by reference. Except as set forth in "THE OFFER --
      Section 13. BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase, there have been no material contracts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between Purchaser or, to the best knowledge of Purchaser, any of the persons listed on Schedule I to the Offer to Purchase on the one hand, and the Partnership or any of its affiliates on the other hand concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Partnership.

      ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (a) The information set forth in the "INTRODUCTION" and in "THE OFFER -- Section 8. FUTURE PLANS OF PURCHASER" of the Offer to Purchase is incorporated herein by reference.

            (c)(1)-(7) Not applicable.

      ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The information set forth in "THE OFFER -- Section 12. SOURCE OF FUNDS" of the Offer to Purchase is incorporated herein by reference.

            (b)  None.

            (d)  None.

      ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a) The information set forth in the "INTRODUCTION" and in "THE OFFER -- Section 7. EFFECTS OF THE OFFER; Control of Unit Holder Voting Decisions by Purchaser; Effect of Relationship with the General Partners" and in "THE OFFER -- Section 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES; Purchaser Affiliation with General Partners; Conflicts of Interest With Respect to the Offer" and in "THE OFFER -- Section 13. BACKGROUND OF THE OFFER; Prior Tender Offers" of the Offer to Purchase is incorporated herein by reference.

            (b) No transactions in the Units have been effected during the past 60 days by the Partnership or any of the general partners of the Partnership or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the general partners of the Partnership or the Partnership.

      ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

            The information set forth in "THE OFFER -- Section 16. FEES AND EXPENSES" of the Offer to Purchase is incorporated herein by reference.

      ITEM 10. FINANCIAL STATEMENTS.

            The information set forth in "THE OFFER -- Section 12. SOURCE OF FUNDS" of the Offer to Purchase is incorporated herein by reference.

      ITEM 11. ADDITIONAL INFORMATION.

            (a) The information set forth in the "INTRODUCTION; Some Factors to Be Considered by Unit Holders" of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

      ITEM 12. EXHIBITS.

      (a)(1)(A) Offer to Purchase dated June 26, 2000.
      (a)(1)(B) Letter of Transmittal.
      (a)(1)(C) Notice of Guaranteed Delivery.
      (a)(1)(D) Cover Letter to Unit Holders dated June 26, 2000.

      ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

            Not applicable.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      WEST PUTNAM HOUSING INVESTORS II LLC

                                      By: WEST PUTNAM HOUSING INVESTORS LLC,
                                      its Managing Member


                                      By: /s/ Richard P. Richman
                                          --------------------------------------
                                      Richard P. Richman, its Managing Member

Dated: June 26, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

(a)(1)(A)                     Offer to Purchase dated June 26, 2000.
(a)(1)(B)                     Letter of Transmittal.
(a)(1)(C)                     Notice of Guaranteed Delivery.
(a)(1)(D)                     Cover Letter to Unit Holders dated June 26, 2000.